

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2022

Xizhen Ye
Chief Executive Officer
Longwen Group Corp.
8275 South Eastern Avenue #200
Las Vegas, NV 89123

  Re: Longwen Group Corp.
   Amendment No. 3 to Registration Statement on Form 10-12G
   Filed September 15, 2022
   File No. 000-11596

Dear Mr. Ye:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: William Barnett